Exhibit 99.4

August 2012 Creating the #1 Player in China IT Services

1 Disclaimer IMPORTANT INFORMATION FOR INVESTORS This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger involving hiSoft Technology International Ltd. (“hiSoft”) and VanceInfo (“VanceInfo”) will be submitted to the respective shareholders of hiSoft and VanceInfo for their consideration. In connection with the proposed transaction, hiSoft will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a preliminary joint proxy statement of VanceInfo and hiSoft and will constitutes a prospectus of hiSoft. hiSoft and VanceInfo also plan to file other documents with the SEC regarding the proposed transaction. HISOFT AND VANCEINFO URGE INVESTORS AND SECURITY HOLDERS TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC (INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders may obtain free copies of the preliminary joint proxy statement/prospectus and other documents containing important information about hiSoft and VanceInfo (including the definitive joint proxy statement/prospectus), once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Cautionary Statement Regarding Forward-Looking Statements This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect VanceInfo’s and hiSoft’s current beliefs, expectations or intentions regarding future events. Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, VanceInfo’s and hiSoft’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, expectations and intentions with respect to future operations and services; approval of the proposed transaction by shareholders; the satisfaction of the closing conditions to, or timing of the completion of, the proposed transaction; and other factors with respect to Hydrogen, Vanadium or the proposed transaction that are set forth in the “Risk Factors” section and other sections of hiSoft’s and VanceInfo’s Annual Reports on Form 20-F and other SEC filings. All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, many of which are generally outside the control of VanceInfo and hiSoft and are difficult to predict. All subsequent written and oral forward-looking statements concerning VanceInfo, hiSoft, the proposed transaction or other matters and attributable to VanceInfo or hiSoft or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither VanceInfo nor hiSoft undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

2 Bringing Together Two China IT Services Pioneers . Founded in 1995; listed on NYSE since December 2007 . Consulting & Solution, Application Management Services, and R&D Services . Industry focus: – Technology, Media and Telecom – BFSI – Travel and Transportation . 47% of revenue from Greater China and 53% of revenue from international customers in 2011 (1) . 15,605 employees as of June 30, 2012 . Founded in 1996; listed on NASDAQ since June 2010 . Consulting and Packaged Services, Application Development and Management, and R&D Services . Industry focus: – Technology, Media and Telecom – BFSI – Manufacturing . 18% of revenue from Greater China and 82% of revenue from international customers in 2011 (1) . 7,814 employees as of June 30, 2012 Speakers . Chris Shuning Chen Founder & CEO . Sidney Huang Co-President & CFO Speakers . Tiak Koon Loh CEO . Christine Lu-Wong CFO (1) Based on clients’ headquarters.

Summary of Transaction Terms

Transaction Structure	• Stock-for-stock merger of a wholly owned subsidiary of hiSoft with and into VanceInfo • hiSoft will be the surviving listed entity
Agreed Pro Forma Ownership	• 50% VanceInfo stockholders, 50% hiSoft shareholders
Exchange Ratio	• hiSoft will effect a 13.9482 to 1 reverse stock split of common shares, effectively implying a 1.3622 to 1 hiSoft ADS split • Exchange ratio of 1.000 hiSoft ordinary share for each outstanding VanceInfo ordinary share and 1.000 hiSoft ADS (each of which represents one hiSoft ordinary share post reverse common share split) for each outstanding VanceInfo ADS
Board Representation	• 4 Directors designated by VanceInfo • 4 Directors designated by hiSoft
Combined Company Name	• A new name to be announced in due course
Headquarters	• Beijing, China
Senior Management	• Non-executive Chairman: Chris Shuning Chen • CEO: Tiak Koon Loh
Tax Treatment	• Tax-free reorganization for United States federal income tax purposes
Anticipated Closing	• 4Q 2012

Source: Draft dated August 10,2012 of Agreement and Plan of Merger.

3

VanceInfo Advance Your Potential hiSoft

4 14.6 16.8 19.1 21.9 25.1 4.2 4.9 6.0 7.4 9.0 $18.8 $21.7 $25.1 $29.2 $34.1 2011 2012 2013 2014 2015 Onshore Offshore Attractive Fundamentals in a High Growth Sector Source: IDC, 2012. China IT Services Market Size (US$ in Billions) CAGR: 16.1% CAGR: 21.5% CAGR: 14.4% Industry Growth Drivers General . Paradigm shift in IT infrastructure towards cloud, mobility . Outsourcing as best practice China Domestic . Catch up in IT spend with the West . Increasing requirement for higher end services such as consulting China Offshoring . Ongoing strength as alternate location (US, Europe, Asia Pacific) . Continued drive for localization by MNCs Execution Challenges Customer concentration / volatility Wage inflation Working capital constraints Investment requirements in R&D

5 Transaction Rationale Comprehensive portfolio provides full spectrum of IT services Overlapping delivery platforms and infrastructure create SG&A cost synergies to reach 2% of combined revenue within 18 months Additive vertical strengths and opportunities to broaden customer base Highly complementary geographic focus – blend of China and global clients Leading China-based IT services provider by revenue and headcount Creates clear #1 player in China-based offshore IT services sector 2 1 4 3 5 6

6 Clear #1 in China-based Offshore IT Services Sector On a combined basis VanceInfo and hiSoft are growing at a faster pace than industry average, and the combined company captured 8.0% of China-based offshore IT services market in terms of 2011 revenue. Source: IDC, 2012. Pro Forma China-based Offshore IT Services Market Share Market Position #1 #1 #1 China-Based IT Services Revenue CAGR (2009 – 2011) Market Other Competitors 20% 22% 49% 5.3% 6.7% 8.0% 2009 2010 2011

7 502 463 283 227 219 283 PF V+H Asiainfo-Linkage VanceInfo iSoftstone Camelot hiSoft Leading China-Based IT Services Provider By Revenue & Headcount US Listed China IT Services Companies Revenue (Revenue in US$ in Millions) Source: 2011 company annual reports. Note: Includes US listed China-based IT services providers. Non-professionals include but not limited to: sales & marketing, administrative, logistics & support personnel. 4,718 10,541 7,321 12,510 15,693 23,014 Total Headcount

8 Greater China 34% US 41% Europe 12% Japan 10% Others 3% Net Revenues by Geographic Markets (Based on the location of the contract signing entities (2011)) Combined (Pro Forma) Combined (Pro Forma) Highly Complementary Geographic Focus Source: Company 2011 annual reports. Net Revenues by Geographic Markets (Based on the location of clients' headquarters (2011)) Greater China . High growth rates across multiple industry sectors . Increasing demand for high end services (eg. Consulting, BI) Europe, US, Japan . Sophisticated existing clients – help to build a broader vertical/horizontal skill base . Increasingly committed to outsource through the business cycle Asia Pacific . New high growth market in outsourcing and solutions . Joint ongoing strategic focus Greater China 57% US 23% Others 20%

9 Domestic Focused Additive Vertical Strengths And Opportunities To Broaden Customer Base Source: Company websites, 2011 20-F of VanceInfo and hiSoft, and information provided by management. (1) Represents manufacturing, retail and distribution industries. Technology 43% BFSI 19% Others 38% PF Revenue Mix by Industry (2011 Pro Forma) (2011 net revenue breakdown) The combined company has limited overlaps, complementary strengths in technology, BFSI and growing business in manufacturing, retail, travel and transport TMT BFSI International Focused Travel &Transport Complementary Strength New Areas of Focus MRD (1) Key Joint Customers

10 Comprehensive Portfolio Provides Full Spectrum of IT Services Solutions Outsourcing Transformation Business Intelligence Enterprise Solutions IP Driven Products & Solutions Infrastructure Management Services Research and Development Services Application Management Services Business Process Outsourcing Consulting TMT BFSI Travel &Transport MRD Others solutions

Significant Scope for Synergies

Management identified SG&A cost synergies that are expected to reach 2% of combined revenue within 18 months. Additional scope for synergies exist in revenue enhancement and optimization of billable employee utilization.

Identified SG&A Cost Synergies

Elimination of Overlapping Functions

- Combination of overlapping back office and administrative teams

Savings on Business Expansion Cost

- Complementary business and geographical units
- Potential savings from overseas expansion efforts

Subsidies / NOL

- Maximize tax subsidies
- Optimize NOLs at various jurisdictions

Improved R&D Efficacy

- Researchers and IT integration
- Complementary R&D strengths across different verticals

Facilities Overlap

- Facilities integration in overlapping regions
- Better positioned to respond to customer needs from increased scale

Further Synergy Potential

Revenue Synergies

One-stop Shop / Cross-selling

- Leverage existing relationships
- Comprehensive lineup of services and products

Geographical Diversity

- Increase penetration of complementary products in newly developed markets

COGS Synergies

Utilization Improvement

- Optimization and streamlining of utilization of billable employees

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Source: VanceInfo and hiSoft management estimates.

VanceInfo Advance Your Potential
hiSoft

12 Transaction Rationale Comprehensive portfolio provides full spectrum of IT services Significant scope for synergies – to reach 2% of combined revenue within 18 months Additive vertical strengths and opportunities to broaden customer base Highly complementary geographic focus – blend of China and global clients Leading China-based IT services provider by revenue and headcount Creates clear #1 player in China-based offshore IT services sector 2 1 4 3 5 6

August 2012 Appendix

14 20.6 16.8 12.4 12.5 10.5 6.5 4.5 3.2 4.0 2.4 1.6 0.8 0.4 1.6 0.7 23.0 20.1 15.7 14.5 12.5 10.5 7.3 4.9 4.8 4.7 14.1 3.3 2.1 PF V+H Neusoft VanceInfo Chinasoft iSoftstone AsiaInfo Linkage hiSoft Beyondsoft CS&S Camelot Leading Resource Base in China-based IT Services China –based IT Service Providers - Number of Employees (Employees in ‘000s) Source: 2011 company annual reports. Note Non-professionals include but not limited to: sales & marketing, administrative, logistics & support personnel. (1) Financials include system integration segment. (2) Financials include software products segment. IT Services Revenue (US$, MM) Non-GAAP EBIT Professionals Non-professionals Breakdown Unavailable 13 (7) 8 28 109 33 33 32 49 60 227 370 109 219 463 283 356 283 767 502 (1) (2)